JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

August 18, 2006

VIA: FedEx and EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 1. to Registration Statement on Form SB-2
            Filed July 11, 2006
            File No. 333-135483

Further to your letter of August 4, 2006, we resubmit our amended SB-2 and have addressed your comments.

Registration Statement Cover Page

1.         We are registering the 2,640,000 common shares that form part of the units and up to 2,640,000 shares issuable on exercise of the warrants. We are not registering the units or the warrants only the shares. The warrants cannot be sold separately or traded separately. We have amended the Registration Statement cover page.

Prospectus Cover Page.

2.         We are registering the 2,640,000 common shares that form part of the units and up to 2,640,000 shares issuable on exercise of the warrants.  The warrants cannot be sold separately or traded separately.  We have included that they warrants have an exercise price of $0.05 with an expiry date of August 31, 2007. We have amended the Prospectus cover page.

3.         We have disclosed the terms of the warrants, including, exercise price and expiry date and that they may not be sold separately.

4.         We have corrected the automated referencing page number for Risk Factors.

Prospectus Summary, Page 1

5.         We have disclosed this in the prospectus summary and it is included in the financial statements.  As of August 1, 2006, we have leased a third truck and have included lease details in this section.

The Offering

6.         We have expanded discussion as requested.

7.         We have clarified that we intend to register the common stock under the Exchange Act after clearing comments on this pending registration statement on Form 8-A to become a fully reporting company.

Telephone: 604-790-1641    Fax: 604-585-8839

JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

We anticipate that we may incur significant debt in the future…, page 3.

8.         “net $50,000” means $50,000 has been subtracted from the amount of $172,409 loaned to the Company by the President. The $50,000 was owed by the President for Shares he purchased in the Company. The balance owed to the President at March 31, 2006 was $122,409.

9.         As of August 1, 2006, we leased our third truck with dump box.  We have not entered into any agreements, understandings or have preliminary plans for future acquisitions.

Because we face rising insurance costs…., page 5.

10.        Insurance Corporation of British Columbia (ICBC) announced a 6.5% increase in auto insurance and we have provided this information under this Risk Factor as well as an example of a slight decrease in Worker’s Compensation Insurance (WorkSafe BC).

There is no active trading market for our common stock…, page 6

11.        We have disclosed that we intend to apply for listing or quotation on any public market.

“Our common stock is not currently listed on any national exchange or electronic quotation system.  Because there is currently no public market for our common stock, the selling stockholders will sell their shares of our common stock at a price of $0.10 per share until shares of our common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices.  We intend to apply to the NASD to have our shares listed on its over the counter bulletin board quotation service within one month of our registration statement becoming effective.  To date no actions have been taken to apply to the NASD to have our shares listed on its over the counter bulletin board quotation service.   Please see Plan of Distribution at page 11 for a detailed explanation of how the securities may be sold.”

Selling Security Holders, page 8.

12.        We have clarified “common law” to mean man and woman living as not married but living as husband and wife.

Plan of Distribution, page 9

13.        All selling stockholders are individuals, we do not have any entities as stockholders.

14.        We have added restrictions to selling shares under Rule 144.

Security Ownership of Certain Beneficial Owners and Management, page 11

15.        Mr. Quesnel, President, is beneficial owner of these 5,000,000 common shares.

Management’s Discussion and Analysis of Plan of Operations, page 14.

16.        We have amended to discuss and analyze these developments.

Certain Relationships and Related Party Transactions, page 18

17.        We have added disclosure to explain “net $50,000”.  “net $50,000” means $50,000 has been subtracted from the amount of $213,610 loaned to the Company by the President. The $50,000 was owed by the President for Shares he purchased in the Company. The balance owed to the President at June 30, 2006 was $163,610.

Telephone: 604-790-1641    Fax: 604-585-8839

JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

September 30, 2006 Financial Statements

18.        We have updated the financials to the most recent quarter-end June 30, 2006.

Consolidated Statement of Operations, page F-3

19.        We have removed the reference to rent-free office space. It is an immaterial benefit and not considered necessary to record.

Notes to Consolidated Financial Statements, page F-6
Note 1 Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-6

20.        Management has determined that revenue from the provision of trucking services is recognized when:  the delivery has been completed, and a final invoice has been delivered.  Management assesses credit worthiness before providing services and is reasonably confident that collection is assured.

Note 2 Basis of Presentation – Going Concern, page F-8

21.        The President, Michael Quesnel may provide additional working capital if required, by way of a loan, on the same terms as the existing shareholder loan.    There is no guarantee that any additional loans from the President will be forthcoming.  The SB-2 Registration Statement is registering the existing shares of the selling shareholders and the underlying share.  When the selling shareholders sell their shares we are expecting that will create a market for future financings.  The company will not receive any proceeds from the selling shareholders’ sales.

22.        At the time the financial statements were prepared we had not yet submitted our SB-2 Registration Statement filing so the statements are referring to this current filing the SEC is reviewing.   The accountant has changed removed “intends” and replaced with “has”. The company does not have any financial commitments to the shareholders other than to Michael Quesnel by way of Promissory Note (Exhibit 10.4).

General

23.        We have included a currently dated accountant’s consent with this amendment.

24.        We have updated our interim financial statements.

Additional Information and Reports to Stockholders, page 42.

25.        We have corrected the address of the Securities and Exchange Commission to 100 F Street, NE, Washington, DC.

Recent Sales of Unregistered Securities, page 44

26.        To clarify these are separate and unrelated issues.  Jake’s issued 5,000,000 shares to Mr. Quesnel for $50,000.   Mr. Quesnel deposited $50,000 into Jake’s bank account for payment of these shares.  Until the shares were actually paid for they were shown as a share payment receivable.   Any additional funds deposited after the $50,000 from Mr. Quesnel or payments made by Mr. Quesnel on behalf of the company, are shareholder’s loans.

27.        The par value of the stock is .001 and the offering price of the stock is $.01 as stated in the third paragraph.

Telephone: 604-790-1641    Fax: 604-585-8839

JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

“On January 15, 2006, we issued 2,640,000 common shares to 40 subscribers at an offering price of $0.01 per share for gross offering proceeds of $26,400 in an offshore transaction pursuant to Rule 903 of Regulation S and/or Section 4(2) of the Securities Act of 1933.”

Exhibits

28.        We have added our by-laws to the Exhibits and the promissory note between the president and the company, and our Incorporation documents for our subsidiary.

Exhibit 5.1

29.        We have corrected the wording with regard to shares being registered therefore the Counsel did not need to revise their legal opinion.

Undertakings

30.        We have revised.

Signatures

31.        We have amended to show each signature separately.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839